AFA MULTI-MANAGER CREDIT FUND

Supplement dated April 21, 2023, to the

Prospectus and Statement of Additional Information (“SAI”), each dated August 31, 2022

This Supplement amends certain information in the Prospectus and SAI for the AFA Multi-Manager Credit Fund (the “Fund”) and should be read in conjunction with the Prospectus and SAI. Capitalized terms used in this Supplement and not otherwise defined shall have the meanings given to them in the Prospectus. Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged.

Effective May 1, 2023:

●	Investor Class Shares will be re-named Founder Class Shares.

●	The Distribution and Service Plan for Investor Class Shares will be terminated, and Founder Class shares will not be subject to any distribution and/or shareholder service fees.

●	Founder Class Shares will be available for investment by existing and new investors until December 31, 2023 and the minimum initial investment for Founder Class Shares will be increased from $25,000 to $25,000,000. After December 31, 2023, Founder Class Shares will be available for purchase by financial intermediaries that qualified for investment in Founder Class Shares prior to December 31, 2023.

Accordingly, effective May 1, 2023, the following changes will be made to the Prospectus:

(1)	All references to “Investor Class Shares” within the Prospectus and SAI will be replaced with “Founder Class Shares”.

(2)	All references to the Distribution and Service Plan for Investor Class Share will be removed.

(3)	All references to the Investor Class Shares currently being closed to new investors will be removed.

(4)	The following will be added to the fourth paragraph of the “Fees and Expenses” narrative within the “FUND SUMMARY” section beginning on page 5 of the Prospectus:

The Fund has not adopted a distribution and/or service plan with respect to Founder Class Shares and Founder Class Shares are not subject to a distribution or service fee.

(5)	The first paragraph of the “The Offering” narrative within the “FUND SUMMARY” section beginning on page 6 of the Prospectus will be deleted in its entirety and replaced with the following:

The minimum initial investment in the Fund by any investor in the Institutional Class Shares is $1,000,000 and Founder Class Shares is $25,000,000. See “PURCHASE TERMS” for certain exceptions to these minimum initial investment requirements. However, the Fund, in its sole discretion, may accept investments below these minimums.

(6)	The entire “FUND FEES AND EXPENSES” section beginning on page 9 of the Prospectus will be deleted in its entirety and replaced with the following:

The following tables describe the aggregate fees and expenses that the Fund expects to incur and that the Shareholders can expect to bear, either directly or indirectly, through the Fund’s investments. More information about these and other discounts is available from your financial professional and in the section titled “Purchasing Shares” beginning on page 49 of this Prospectus.

TRANSACTION EXPENSES:	Institutional Class Shares	Founder Class Shares
Maximum sales load on purchases (1)	None	None

ANNUAL EXPENSES (effective May 1, 2023)

(as a percentage of Net Assets attributable to shares)(2)
Management Fee(3)	1.10%	1.10%
Fees and Interest Payments on Borrowed Funds(5)	0.25%	0.25%
Shareholder Service Fee (4)	0.20%	None
Other Expenses(5)	0.37%	0.37%
Acquired Fund Fees and Expenses(6)	1.94%	1.94%
Total Annual Expenses	3.86%	3.66%
Less: Fee Waiver and Expense Reimbursements	(0.22)%	(0.22)%
Net Annual Expenses(7)	3.64%	3.44%

(1)	Neither Institutional Class Shares nor Founder Class Shares are subject to a sales charge.

(2)	This table summarizes the expenses of the Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund.

(3)	The Fund pays a Management Fee at an annualized rate of 1.10% of the first $500 million of the Fund’s average daily net assets; plus 1.05% of the next $500 million of the Fund’s average daily net assets; plus 1.00% of the Fund’s average daily net assets over $1 billion, payable monthly in arrears, accrued daily based upon the Fund’s average daily net assets.

(4)	The Fund’s Institutional Class Shares may pay a Shareholder Service Fee of up to 0.20% on an annualized basis of the aggregate net assets of the Fund attributable to Institutional Class Shares to the Fund’s Distributor or other qualified recipients. The Fund’s Founder Class Shares are not subject to a Shareholder Service Fee. See “SHAREHOLDER SERVICE PLAN.”

(5)	Represents estimated amounts for the current fiscal year.

(6)	In addition to the Fund’s direct expenses, the Fund indirectly bears a pro-rata share of the expenses of the Underlying Funds. The fees and expenses indicated are based on the prior fiscal period. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Underlying Managers (Underlying Funds), which fluctuate over time. In addition, the Fund’s portfolio changes from time to time, which will result in different Acquired Fund Fees and Expenses.

(7)	The Investment Manager has entered into an Expense Limitation and Reimbursement Agreement with the Fund, whereby the Investment Manager has agreed to reimburse expenses of the Fund (“Reimbursement”) so that certain of the Fund’s expenses (“Specified Expenses”) will not exceed 0.15% on an annualized basis for each of the Institutional Class Shares and the Founder Class Shares (the “Expense Limit”). Specified Expenses for this purpose include all Fund expenses other than the management fee, shareholder service fees, fees and interest on borrowed funds, distribution fees, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses. The Expense Limit will be in effect through August 31, 2024 and may not be increased and the Expense Limitation and Reimbursement Agreement may not be terminated before such time by the Fund or the Investment Manager. For a period not to exceed three years from the date on which a Reimbursement is made, the Investment Manager may recoup amounts reimbursed, provided such recoupment will not cause the Fund’s expenses to exceed the lesser of the expense limit in effect at the time of the waiver or the expense limit in effect at the time of recapture.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. “Other Expenses,” as shown above, is an estimate based on anticipated investments in the Fund and anticipated expenses for the current fiscal year of the Fund’s operations, and includes, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator and custodian. For a more complete description of the various fees and expenses of the Fund, see “INVESTMENT MANAGEMENT FEE,” “ADMINISTRATION,” “FUND EXPENSES,” and “PURCHASING SHARES.”

EXPENSE EXAMPLE

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $1,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year, that all distributions are reinvested at NAV, that the Fund’s net annual expenses remain the same and that they take into account the Expense Limitation Agreement in footnote 8 of the Fee Table. The assumed 5% annual return is not a prediction of the projected performance of the Shares and actual expenses may be higher or lower than those shown. Under these assumptions:

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	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return:
Institutional Class Shares	$ 37	$ 116	$ 197	$ 407
Founder Class Shares	$ 35	$ 110	$ 187	$ 390

(7)	The “DISTRIBUTION AND SERVICE PLAN” section, including the header, beginning on page 36 of the Prospectus will be deleted in its entirety and replaced with the following:

SHAREHOLDER SERVICE PLAN

The Fund has adopted a Shareholder Service Plan with respect to Institutional Class Shares in compliance with Rule 12b-1 under the Investment Company Act. The Shareholder Service Plan allows the Fund to pay compensation up to 0.20% on an annualized basis of the aggregate net assets of the Fund attributable to Institutional Class Shares (the “Shareholder Service Fees”) to the Fund’s Distributor or other qualified recipients in connection without limitation with the provision of services to Institutional Class Shares. The Shareholder Service Fee will be paid out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund attributable to Institutional Class Shares. The Founder Class Shares are not subject to shareholder service fees.

Class	Shareholder Service Fee
Founder Class Shares	0.00%
Institutional Class Shares	0.20%

(8)	The first paragraph within the “PURCHASING SHARES” section beginning on page 49 of the Prospectus will be deleted in its entirety and replaced with the following:

The minimum initial investment in Founder Class Shares is $25,000,000. There is no minimum subsequent investment amount. Notwithstanding the foregoing, the following groups of investors are eligible to purchase Founder Class Shares without any initial minimum investment requirement: (i) accounts and programs offered by certain financial intermediaries, such as registered investment advisers, broker-dealers, bank trust departments, provided that the minimum aggregate value of such accounts is $25,000,000; and (ii) principals and employees of the Investment Manager and its affiliates and their immediate family members.

Founder Class Shares are available for investment by existing and new investors until December 31, 2023. After December 31, 2023, Founder Class Shares will be closed to new investors, with the exception of new accounts and programs of financial intermediaries that qualified for investment in Founder Class Shares prior to December 31, 2023.

Please retain this Supplement for future reference.

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